UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 26, 2017

VALLEY NATIONAL BANCORP

(Exact Name of Registrant as Specified in Charter)

New Jersey	1-11277	22-2477875
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1455 Valley Road, Wayne, New Jersey	07470
(Address of Principal Executive Offices)	(Zip Code)

(973) 305-8800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 26, 2017, Valley National Bancorp (“Valley”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with USAmeriBancorp, Inc. (“USAB”), providing for the merger of USAB with and into Valley, with Valley as the surviving entity (the “Merger”). Immediately following the Merger, USAmeriBank, a Florida state-chartered commercial bank and wholly-owned subsidiary of USAB, will merge with and into Valley National Bank, a national banking association and wholly-owned subsidiary of Valley, with Valley National Bank surviving the merger.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each share of common stock of USAB will be converted into 6.100 shares of Valley common stock, subject to adjustment as described below and subject to the payment of cash in lieu of fractional shares. Subject to the termination rights set forth below, in the event Valley’s volume-weighted average share price during the 30 consecutive trading day period ending 5 trading days prior to closing (the “Average Closing Price”) is less than $11.50, then Valley will increase the 6.100 exchange ratio (or, in lieu of such increase, make a cash payment to USAB shareholders equal to the difference between (i) $69.00 and (ii) the product of the Average Closing Price multiplied by 6.100) so that USAB shareholders receive $69.00 in Valley common stock for each USAB share they hold. Subject to the termination rights set forth below, in the event the Average Closing Price is greater than $13.00, then Valley will decrease the 6.100 exchange ratio so that USAB shareholders receive $79.30 in Valley common stock for each USAB share they hold. In the event the Average Closing Price is less than $11.00, either Valley or USAB may elect to terminate the Merger Agreement. In the event the Average Closing Price is greater than $13.50, then USAB may elect to terminate the Merger Agreement. Each outstanding share of Valley common stock will remain outstanding and be unaffected by the Merger.

In addition to the foregoing, at the effective time of the Merger, Valley will either (i) convert each outstanding share of Series C preferred stock of USAB (the “USAB Preferred Stock”) into shares of Valley preferred stock having identical rights and preferences as the USAB Preferred Stock or (ii) redeem the USAB Preferred Stock for cash in accordance with its terms.

With respect to outstanding USAB stock options to acquire USAB common stock, such USAB stock options will vest only to the extent set forth in the USAB stock plans and option grant agreements. In addition, such USAB stock options will be converted, at the effective time of the Merger, into Valley stock options to acquire Valley common stock where the number of shares of Valley common stock underlying such Valley stock options will be equal to the number of shares of USAB common stock underlying such USAB stock options multiplied by the exchange ratio and the exercise price per share of Valley common stock subject to such Valley stock options will be equal to the exercise price per share of USAB common stock subject to such USAB stock option divided by the exchange ratio. Notwithstanding the foregoing, if Valley elects to make a cash payment to USAB shareholders as described above, the exchange ratio will be based on the total merger consideration so that the USAB stock options are converted on economically equivalent terms.

With respect to outstanding USAB warrants to acquire USAB common stock, such USAB warrants will be converted at the effective time of the Merger into Valley warrants to acquire Valley common stock where the number of shares of Valley common stock underlying such Valley warrants will be equal to the number of shares of USAB common stock underlying such USAB warrants multiplied by the exchange ratio and the exercise price per share of Valley common stock subject to such Valley warrants will be equal to the exercise price per share of USAB common stock subject to such USAB warrants divided by the exchange ratio. Notwithstanding the foregoing, if Valley elects to make a cash payment to USAB shareholders as described above, the exchange ratio will be based on the total merger consideration so that the USAB warrants are converted on economically equivalent terms.

With respect to USAB restricted stock units representing the right to receive a share of USAB common stock, such USAB restricted stock units will vest only to the extent set forth in the USAB stock plans and award agreements and be converted into the right to receive, at the effective time of the Merger, the same consideration as holders of USAB common stock are receiving in the Merger.

The Merger Agreement contains representations, warranties, and covenants of Valley and USAB, including, among others, a covenant that requires (i) each of Valley and USAB to conduct its business in the ordinary course and consistent with past banking practice during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) USAB to not engage in certain kinds of transactions during such period (without the prior written consent of Valley). USAB has also agreed, subject to certain exceptions generally related to the Board’s evaluation and exercise of its fiduciary duties, to not (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions. Valley has also agreed to elect Jennifer Steans, Chairperson of USAB, to serve as a Valley director, subject to her meeting Valley’s qualifications for service on Valley’s board of directors, as of the effective time of the Merger. In addition, if Valley pays a cash dividend on Valley common stock, USAB will have the right, subject to the receipt of any required regulatory approvals, to pay its shareholders an equivalent cash dividend.

The Merger Agreement provides certain termination rights for both Valley and USAB, and further provides that upon termination of the Merger Agreement under certain circumstances, USAB will be obligated to pay Valley a termination fee of $30 million, plus Valley’s reasonable out of pocket expenses up to $2 million, and if the Merger Agreement is terminated under other certain circumstances, Valley will be obligated to pay USAB up to $2 million of USAB’s reasonable out of pocket expenses.

Completion of the Merger is subject to various conditions, including (i) receipt of the requisite approval (a) of the Merger by shareholders of USAB and (b) of the issuance of Valley common stock in the Merger by shareholders of Valley, (ii) receipt of regulatory approvals, (iii) the absence of any law or order prohibiting the closing, (iv) no more than 10% of CNL shareholders exercising their dissenters’ rights under Florida law and (v) effectiveness of the registration statement to be filed by Valley with respect to the capital stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to that agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Valley intends to file a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”). Valley may file other documents with the Commission regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to the shareholders of Valley and the shareholders of USAmeriBancorp. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Valley and USAmeriBancorp at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of USAmeriBancorp or Valley. However, Valley, USAmeriBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from USAmeriBancorp’s shareholders in respect of approval of the Merger and the solicitation of proxies from Valley’s shareholders in respect of approval of the issuance of shares of common stock of Valley in connection with the Merger. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2017 Annual Meeting of Shareholders, which was filed with the Commission on March 17, 2017 and in its Annual Report on Form 10-K for the year ended December 31, 2016, each of which can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of USAmeriBancorp may be found in the Registration Statement on Form S-4 when it becomes available. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed Merger. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the Merger or to satisfy other conditions to the Merger on the proposed terms and within the proposed timeframe including, without limitation, delays in closing the Merger; the inability to realize expected cost savings and synergies from the Merger in amounts or in the timeframe anticipated; changes in the estimates of non-recurring charges; the diversion of management’s time on issues relating to the Merger; costs or difficulties relating to USAmeriBancorp integration matters might be greater than expected; changes in the stock price of Valley from the date of the Merger announcement to the closing date; material adverse changes in Valley’s or USAmeriBancorp’s operations or earnings; the inability to retain customers and qualified employees of USAmeriBancorp; less than expected cost savings and revenue enhancement from Valley’s cost reduction plans, including its earnings enhancement program called “LIFT”; and weakness or a decline in the U.S. economy, in particular in New Jersey, the New York Metropolitan area (including Long Island), Florida and Alabama, as well as an unexpected decline in commercial real estate values within our market areas, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2016. Valley assumes no obligation for updating any such forward-looking statement at any time.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of July 26, 2017, between Valley National Bancorp and USAmeriBancorp, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 28, 2017		VALLEY NATIONAL BANCORP

	By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 26, 2017, between Valley National Bancorp and USAmeriBancorp, Inc.